Exhibit 99.3

Execution Version

COOPERATION AGREEMENT

This Cooperation Agreement (“Agreement”) is made and entered into as of August 15, 2022, by and among PharmaCyte Biotech, Inc. (“Company”), on the one hand, and Iroquois Master Fund Ltd. and its affiliates (collectively, “Iroquois Parties”), on the other hand (each of the Company and the Iroquois Parties, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and the Iroquois Parties have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Iroquois Parties have a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the Rules and regulations promulgated thereunder, the “Exchange Act”)) interest in the common stock, $0.0001 par value per share, of the Company (“Common Stock”) totaling, in the aggregate, 1,389,869 shares, or approximately 6.7% of the Common Stock issued and outstanding (based on the Company’s shares outstanding as of July 28, 2022) on the date hereof;

WHEREAS, the Iroquois Parties submitted a letter to the Company’s stockholders on June 23, 2022, (“Nomination Letter”) nominating a slate of director candidates to be elected to the Company’s Board of Directors (“Board”) at the Company’s 2022 annual meeting of stockholders (“2022 Annual Meeting”);

WHEREAS, the Iroquois Parties submitted a written consent to the Company on July 8, 2022, (“Notice of Proposed Action”) seeking to have the stockholders of the Company take certain corporate actions by written consent of the stockholders of the Company in lieu of a meeting of the stockholders of the Company; and

WHEREAS, as of the date hereof, the Company and the Iroquois Parties have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.       Board Matters and Related Agreements.

(a) Board Composition. The Company and the Board and all applicable committees of the Board have taken all necessary actions to: (i) accept the previously tendered irrevocable resignation of each of Dr. Matthias Löhr, Dr. Raymond C.F. Tong, Thomas Liquard, Dr. Gerald W. Crabtree, and Carlos A. Trujillo, as a member of the Board, effective immediately upon the execution of this Agreement; and (ii) appoint each of Jonathan L. Schechter, Joshua N. Silverman, Daniel Allen, Daniel S. Farb, and Jack E. Stover as a member of the Board, effective immediately upon the execution of this Agreement. Following such resignations and appointments, the Board will consist of the following seven (7) members: Kenneth L. Waggoner (Chairman), Jonathan L. Schechter, Joshua N. Silverman (Messrs. Schechter and Silverman, the “Iroquois Appointees”), Daniel Allen, Daniel S. Farb, Jack E. Stover and Dr. Michael M. Abecassis (the Iroquois Appointees and Messrs. Waggoner, Allen, Farb, Stover and Abecassis collectively, “Reconstituted Board”). The Company and the Board and all applicable committees of the Board have taken all necessary action to nominate the members of the Reconstituted Board for election at the 2022 Annual Meeting as directors and will recommend, support and solicit proxies for the election of the members of the Reconstituted Board at the 2022 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company traditionally recommends, supports and solicits proxies for the election of the Company’s director nominees. The Parties agree that the size of the Board will remain fixed at seven (7) directors unless otherwise mutually agreed by the Parties.

(b) Replacement Directors. If any of the members of the Reconstituted Board ceases to serve as a director for any reason during the Standstill Period, the Parties agree that the Nominating Committee shall be solely responsible for identifying replacement candidates for nomination or appointment to the Board; provided, however, that during the Standstill Period, if any of the Iroquois Appointees shall be unable or unwilling to serve as a member of the Board for any reason and at such time the Iroquois Parties have an aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) in the Company’s Common Stock totaling at least 2% of the Company’s Common Stock issued and outstanding (the “Minimum Ownership Percentage”), the Iroquois Parties shall be solely entitled to designate a person to serve as a replacement on the Board for such Iroquois Appointee and, following the Company’s receipt of the Iroquois Parties’ written designation of such person, the Board shall promptly appoint such person to the Board and nominate such person for election to the Board at any Applicable Meeting in the place of such Iroquois Appointee, subject only to (i) such person’s (a) consenting to serve as a member of the Board, (b) qualifying as “independent” pursuant to the Nasdaq rules and (c) having the relevant financial and business experience to be a director of the Company (which determinations shall be made reasonably and in good faith by the Nominating Committee) and (ii) the Iroquois Parties’ having an aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) in the Company’s Common Stock totaling at least the Minimum Ownership Percentage. If and when such person becomes a director of the Board in accordance with this Section 1(b), such replacement director shall be deemed an Iroquois Appointee for purposes of this Agreement. The Parties further agree that the Board and any applicable committees of the Board shall take all actions to cause any replacement directors to be appointed to any committee on which any such replaced director served immediately prior to the cessation of such replaced director’s service on the Board.

(c) Nominating Committee. The composition of the Nominating Committee shall be determined by the Reconstituted Board.

(d) Compensation Committee. The composition of the Compensation Committee shall be determined by the Reconstituted Board.

(e) Audit Committee. The composition of the Audit Committee shall be determined by the Reconstituted Board.

(f) Board Compensation and Other Benefits. The Company agrees that the non-management members of the Reconstituted Board shall each receive: (i) the same benefits of director and officer insurance as is currently available to all non-management directors on the Board; (ii) the same compensation for his service as a director as the compensation received by other non-management directors on the Board; and (iii) such other benefits on the same basis as all other non-management directors on the Board.

(g) Board Policies and Procedures. Each Party acknowledges that the members of the Reconstituted Board, upon appointment to the Board, shall be governed by all the same policies, processes, procedures, codes, rules, standards and guidelines applicable to all members of the Board.

(h) Additional Agreements.

(i) Subject to the fulfillment of the Company’s obligations under Section 1(a), the Iroquois Parties shall: (x) irrevocably withdraw the Nomination Letter, the Notice of Proposed Action, the preliminary consent solicitation statement filed by the Iroquois Parties with the SEC on July 26, 2022 (including any subsequent amendments thereto or any definitive version thereof, the “Consent Statement”) and any demand for the books and records of the Company; (y) agree not to solicit any consents in connection with the Consent Statement; and, (z) for the duration of the Standstill Period (as defined below), agree not to demand the books and records of the Company.

(ii) The Iroquois Parties shall comply, and shall cause each of their controlled Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any entity referred to in this Agreement.

(iii) Except as otherwise expressly provided herein, the Iroquois Parties shall not, and shall cause each of their controlled Affiliates and Associates not to, directly or indirectly: (x) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders or solicitation of written consents of the Company’s stockholders during the Standstill Period (as defined below) (each such meeting and consent solicitation, an “Applicable Meeting”); (y) submit any proposal for consideration at, or bring any other business before, any Applicable Meeting; or (z) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any Applicable Meeting. The Iroquois Parties shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(h)(iii).

(iv) The Iroquois Parties shall appear in person or by proxy at the 2022 Annual Meeting and any Applicable Meeting and vote all shares of Common Stock beneficially owned by the Iroquois Parties at the 2022 Annual Meeting and any Applicable Meeting: (i) in favor of the members of the Reconstituted Board; and (ii) otherwise in accordance with the recommendations of the Board;  provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any Company proposal or stockholder proposal presented at the 2022 Annual Meeting or any Applicable Meeting (other than proposals relating to the election or removal of directors), the Iroquois Parties shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Iroquois Parties shall be permitted to vote in their sole discretion with respect to any publicly announced proposals in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

(v) The Company and the Board and all applicable committees of the Board shall take all necessary action to nominate the members of the Reconstituted Board at any Applicable Meeting for election at such Applicable Meeting as directors and will recommend, support and solicit proxies for the election of the Iroquois Appointees at such Applicable Meeting in a manner no less rigorous and favorable than the manner in which the Company traditionally recommends, supports and solicits proxies for the election of the Company’s other director nominees; provided that with respect to the Iroquois Appointees, the Iroquois Parties have an aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) in the Company’s Common Stock totaling at least the Minimum Ownership Percentage at the time of such nomination and solicitation of proxies.

(vi) The Company and the Iroquois Parties agree that the Board shall appoint Kenneth L. Waggoner as Chairman of the Board for a period at least until December 31, 2024; thereafter, the Chairman of the Board shall be elected by a resolution of the Board approved by a majority of the then-existing directors on the Board with Mr. Waggoner abstaining with respect to any vote for his own candidacy.

(vii) The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2022 Annual Meeting, that each of the members of the Reconstituted Board is deemed to be approved and endorsed as: (A) a member of the “Board” or “director” ~~(~~as such term may be defined or referenced in the definition of “Change in Control,” “Change of Control” or any similar term under the Company’s incentive plans, options plans, equity plans, stock option grant, stock option agreement, deferred compensation plans, employment agreements, compensation agreements, severance plans, retention plans, loan agreements, or indentures, including, without limitation, the Company’s 2021 Equity Incentive Plan, the Director Indemnification Agreements and any executive compensation agreements between the Company and its executive officers, or any other related plans or agreements (“Existing Plans and Agreements”) that refer to any such plan, policy or agreement’s definition of “Change in Control,” “Change of Control” or any similar term); and (B) a member of the Board or director as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control,” “Change of Control” or any similar term under such Existing Plans and Agreements. For the avoidance of doubt, nothing in this Section 1(d)(vii) shall require, or be deemed to be, an amendment or modification to any Existing Plans and Agreements, including any outstanding award thereunder.

(viii) The Company agrees that it shall hold (i) the Company’s 2023 annual meeting of stockholders no earlier than December 15, 2023 and no later than December 31, 2023 and (ii) the Company’s 2024 annual meeting of stockholders no earlier than December 15, 2024 and no later than December 31, 2024, in each case unless otherwise mutually agreed by the Parties.

2.       Standstill Provisions.

(a) The Iroquois Parties agree that, from the date of this Agreement through the date (“Later Date”) that is the later of (i) September 30, 2024 or (ii) the date on which neither of the Iroquois Appointees (nor their respective designated replacements) continues to serve on the Board (the date of this Agreement through such Later Date, “Standstill Period”), the Iroquois Parties shall not, and shall cause each of their controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(ii) form, join, or in any way knowingly participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of Common Stock (other than a “group” that includes all or some of the Iroquois Parties but does not include any other entities or persons that are not Iroquois Parties as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of the Iroquois Parties to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii) deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the Iroquois Parties and otherwise in accordance with this Agreement;

(iv) seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors (except as specifically permitted in Section 1) in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent the Iroquois Parties or their respective controlled Affiliates or Associates from taking actions in furtherance of identifying director candidates other than in connection with the Notice of Proposed Action, the 2022 Annual Meeting and any Applicable Meeting so long as such actions do not create a public disclosure obligation for the Iroquois Parties or the Company, are not publicly disclosed by the Iroquois Parties or their representatives, controlled Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential;

(v) seek, alone or in concert with others, representation on the Board except as specifically permitted in Section 1;

(vi) (A) make any proposal for consideration by stockholders at any Applicable Meeting, or solicit the written consents of stockholders in lieu of any annual or special meeting in connection with any proposal, including, for the avoidance of doubt, any election of candidates to the Board if such nomination has not been previously approved by the Board or any proposal to amend the Company’s Articles of Incorporation or By-Laws, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Iroquois Parties and the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, or (D) call or seek to call a special meeting of stockholders;

(vii) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any Applicable Meeting with respect to the appointment, election or removal of director(s), except in accordance with Section 1; or

(viii) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, by purchase or otherwise, any security of the Company, including any option, warrant, convertible security, stock appreciation right or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that, inter alia, includes, relates to or derives any significant part of its value from a change in the market price or value of the securities of the Company, which would result in the Iroquois Parties beneficially owning 14.9% or more of the then-outstanding shares of Common Stock in the aggregate;

(ix) demand a copy of any books and records of the Company under the Nevada Revised Statutes 78.105 or equivalent state or federal laws;

(x) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communication with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party; or

(xi) make, publish, or communicate, or knowingly encourage any controlled Affiliate or Associate of the Iroquois Parties or any other third party to make, publish, or communicate, either orally or in writing, any disparaging remarks, comments, or statements in a public manner that would reasonably be expected to damage the business or reputation of the Company or any of its directors, officers, employees, or advisors; provided, however, that during the Standstill Period neither the Company nor any of its subsidiaries or any of their respective controlled Affiliates, Associates, directors, officers, employees, agents or advisors shall make, publish, or communicate, or knowingly encourage any other third party to make, publish, or communicate, either orally in writing, any disparaging remarks, comments or statements in a public manner that would reasonably be expected to damage the business or reputation of the Iroquois Parties or any of their respective Affiliates, Associates, directors, officers, employees, members, managers, partners or advisors; provided, further, that each Party shall be permitted to make objective statements that reflect such Party’s view with respect to factual matters concerning specific acts or determinations of the other Party occurring after the date of this Agreement, as long as such statements do not violate any other provision of this Agreement, and to respond to any public statement made by the other Party of the nature described in this Section 2(a)(xi) if such statement by the other Party was made in breach of this Agreement.

(b) Notwithstanding anything in Section 2(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict the Iroquois Parties from: (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications; (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate Section 2(a) or Section 12; or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Iroquois Parties.

(c) Nothing in Section 2 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any member of the Board of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.       Representations and Warranties of the Company.

The Company represents and warrants to the Iroquois Parties that: (i) the Company has the corporate power and authority to execute this Agreement and to bind it thereto; (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) as of the date of this Agreement, the Board is comprised of seven (7) directors; (iv) the execution, delivery and performance of this Agreement by the Company does not and will not (x) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (y) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound; (v) as of the date of the execution of this Agreement, the current version of the Company’s Articles of Incorporation and the By-Laws, and the respective amendments thereto, are each as last filed in their entirety on the Company’s Annual Report on Form 10-K filed with the SEC on August 10, 2021 (the current version of the Company’s By-Laws, as so amended, the “By-Laws”); (vi) as of the date of the execution of this Agreement, the current version of the Company’s Audit Committee Charter, Nominating Committee Charter and Compensation Committee Charter are each as dated September 19, 2014 and attached as exhibits to the Company’s Current Report on Form 8-K filed with the SEC on September 25, 2014; (vii) as of the date of the execution of this Agreement, the only committees of the Board are the Audit Committee, the Nominating Committee and the Compensation Committee; (viii) as of the date of the execution of this Agreement, the Board has not assigned any additional powers or duties to any of the Company’s Chairman of the Board, Chief Executive Officer, President or General Counsel which are not set forth in such individual’s existing executive compensation agreement with the Company or otherwise provided for under the By-Laws; and (ix) as of the date of execution of this Agreement, there are no material agreements (other than this Agreement) entered into by the Company which would be required to be disclosed on a Current Report on Form 8-K, Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Company with the SEC, which have not already been publicly disclosed by the Company on a Current Report on Form 8-K, Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Company with the SEC as of the date hereof.

4.       Representations and Warranties of the Iroquois Parties.

The Iroquois Parties represent and warrant to the Company that: (i) the authorized signatory of the Iroquois Parties set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind each of the Iroquois Parties thereto; (ii) this Agreement has been duly authorized, executed and delivered by the Iroquois Parties, and assuming due execution by each counterparty hereto, is a valid and binding obligation of the Iroquois Parties, enforceable against the Iroquois Parties in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Iroquois Parties as currently in effect; (iv) the execution, delivery and performance of this Agreement by the Iroquois Parties does not and will not (x) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Iroquois Parties, or (y) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which any of the Iroquois Parties is a party or by which it is bound; (v) as of the date of this Agreement, the Iroquois Parties are deemed to collectively beneficially own, in the aggregate, 1,389,869 shares of Common Stock, and 280,000 shares of the Company’s common stock issuable upon the exercise of certain warrants subject to a 4.99% beneficial ownership limitation; and (vi) as of the date hereof, and except as set forth in clause (v) above, the Iroquois Parties do not currently have, and do not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement). The Iroquois Parties represent and warrant that all agreements between any of the Iroquois Parties, on the one hand, and any New Director or Replacement Director (whether as of the date hereof or in the future), on the other hand, has been or shall be (as applicable) provided to the Company.

5.       Press Release; Communications.

Promptly following the execution of this Agreement, the Company and the Iroquois Parties shall jointly issue a mutually agreeable press release (“Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor the Iroquois Parties shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, except as required by law or the Nasdaq rules. During the Standstill Period, neither the Company nor the Iroquois Parties shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or the Nasdaq rules. The Iroquois Parties acknowledge and agree that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. The Iroquois Parties shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the Iroquois Parties. The Company acknowledges and agrees that the Iroquois Parties may file this Agreement as an exhibit to its Schedule 13D with the SEC. The Company shall be given a reasonable opportunity to review and comment on such Schedule 13D filing made by the Iroquois Parties with respect to this Agreement, and the Iroquois Parties shall give reasonable consideration to any comments of the Company.

6.       Specific Performance.

Each of the Iroquois Parties, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Iroquois Parties, on the one hand, and the Company, on the other hand (“Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.       Expenses.

The Company shall reimburse the Iroquois Parties for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the Iroquois Parties’ involvement at the Company through the date of this Agreement, including, but not limited to, their Schedule 13D filings with respect to their investment in the Company, the 2022 Annual Meeting, the Notice of Proposed Action and the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, provided that such reimbursement shall not exceed $637,570 in the aggregate.

8.       Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.       Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iii) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

PharmaCyte Biotech, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

Attention: Kenneth L. Waggoner
E-mail: kwaggoner@pharmacyte.com

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

Attention: Merrill M. Kraines

Email: mkraines@mwe.com

If to the Iroquois Parties:

Iroquois Master Fund Ltd.

c/o Iroquois Capital Management, LLC
2 Overhill Road, Suite 400

Scarsdale, New York 10583

Attention: Richard Abbe

Email: rabbe@icfund.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

Attention:	Andrew Freedman Bachar Mahmoud
Email:	afreedman@olshanlaw.com bmahmoud@olshanlaw.com

10.       Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the United States Federal District Court in Clark County, Nevada, or the state courts located in Clark County, Nevada if the United States Federal District Court in Clark County, Nevada determines it does not have jurisdiction over any such legal action or proceeding. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason; (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (x) the lawsuit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.       Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.       No Litigation.

During the Standstill Period, each Party hereby covenants and agrees that it shall not, and shall not permit any of its respective agents, subsidiaries, Affiliates, officers, key employees or directors to, directly or indirectly, alone or in concert with others, encourage, pursue or assist any other person to institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the other Party or any of its respective agents, subsidiaries, Affiliates, officers, key employees or current or former directors or officers (including derivative actions), except for: (i) any action to enforce the provisions of this Agreement; (ii) any counterclaims with respect to any proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates in violation of this Agreement; (iii) any action with respect to bona fide commercial disputes that do not relate to the subject matter of this Agreement; or (iv) any exercise of statutory appraisal rights.

13.       Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement (including Exhibit A) contains the entire understanding of the Parties with respect to its subject matter and supersedes and cancels all prior written, oral and implied agreements and understandings with respect to the subject matter of this Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and the Iroquois Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Iroquois Parties, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Iroquois Parties. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate at the end of the Standstill Period. Notwithstanding the foregoing, the provisions of Section 6 through Section 11 and this Section 13 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

PHARMACYTE BIOTECH, INC.

By:	/s/ Kenneth L. Waggoner
	Name:	Kenneth L. Waggoner
	Title:	President and General Counsel

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC, its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

Exhibit A

Press Release

PharmaCyte Biotech Reaches Cooperation Agreement with Iroquois Capital;

Company Appoints Five New Independent Directors to Reconstituted Board

LAS VEGAS, NV, August 15, 2022 -- (BUSINESS WIRE) -- PharmaCyte Biotech, Inc. (NASDAQ: PMCB), a biotechnology company focused on developing cellular therapies for cancer, diabetes, and malignant ascites using its signature live-cell encapsulation technology, Cell-in-a-Box®, announced today that PharmaCyte and Iroquois Master Fund Ltd. and its affiliates, the beneficial owners of approximately 6.7% of PharmaCyte’s outstanding shares of common stock, have signed a Cooperation Agreement that includes naming two of Iroquois’ director designees to PharmaCyte’s reconstituted Board of Directors.

Pursuant to the Agreement, Iroquois’ director designees, Jonathan L. Schechter and Joshua N. Silverman, will join PharmaCyte’s reconstituted Board as independent directors. Jack E. Stover, Daniel S. Farb, and Daniel C. Allen will also join PharmaCyte’s reconstituted Board as independent directors. Existing PharmaCyte directors Kenneth L. Waggoner and Dr. Michael M. Abecassis will complete the 7-member Board.

PharmaCyte’s Chief Executive Officer, Kenneth L. Waggoner, commented, “We are pleased to have reached this constructive agreement with Iroquois which we believe is in the best interest of all shareholders. Our reconstituted Board combines extensive science, operating and capital markets experience that will make PharmaCyte a much stronger company. I would like to thank all of our previous Board members for their numerous and invaluable contributions, including Dr. Matthias Löhr, Dr. Gerald W. Crabtree, Thomas Liquard, Dr. Raymond C.F. Tong and Carlos Trujillo. Each resigned from the Board as part of the Cooperation Agreement after determining that the Cooperation Agreement, including the composition of the new Board, was in the best interest of the Company moving forward.

“We are nearing the end of our process to fulfill the FDA’s requests to enable the clinical hold to be lifted. To date, approximately 90% of the FDA’s requests have been completed or are in process with one major pig study remaining to be completed. We look forward to integrating our new directors’ ideas to drive our continued development and growth as a Nasdaq biotechnology company focused on developing treatments for hard-to-treat diseases like cancer, diabetes, and malignant ascites.”

In addition, Iroquois has agreed to certain customary standstill provisions and will support the Board’s full slate of directors at the 2022 Annual Meeting. The complete agreement between the Company and Iroquois will be included as an exhibit to the Company's Current Report on Form 8-K, which will be filed with the U.S. Securities and Exchange Commission.

Richard Abbe, President of Iroquois, concluded, “We appreciate the engagement we have had with PharmaCyte and its shareholders over the last several months. With the appointment of five new highly qualified directors, the majority of whom are direct shareholder representatives, we are confident that the reconstituted Board is well-poised to unlock value for all shareholders.”

Biographies for New Board Members:

Daniel C. Allen is an experienced CEO and public company director with significant investment, financial, and operational experience. Currently, Mr. Allen is the Managing Partner of Corona Park Investment Partners, LLC, a firm he founded, and the Executive Chairman on the Board of Directors of Zagg, a global leader in mobile accessories and technologies. He also served as a Director of SharpSpring, Inc. and as the CEO and Director of Evercel, Inc. Prior to forming Corona Park Investment Partners, LLC, Mr. Allen worked for nearly a decade at Bain Capital where he led more than a dozen investments in venture and late-stage technology companies. He also served as a strategy consultant at McKinsey and Company. He received an undergraduate degree in Economics from Harvard College and an M.B.A. from Harvard Business School.

Daniel S. Farb is an experienced investor and public company director. He is currently the Managing Member of Mill Pond Capital. Previously,  Mr. Farb served as a Director of Meg Energy Corp. and as a Managing Director at Highfields Capital Management. Mr. Farb has also worked at Goldman, Sachs & Co. in the Mergers & Acquisitions and Principal Investment Groups. Mr. Farb is a graduate of the Harvard Business School, and holds a Bachelor of Commerce Degree from McGill University.

Jonathan L. Schechter is an experienced public company director with expertise in capital allocation and mergers and acquisitions having worked with public companies for over two decades, including ten years of legal experience and fourteen years of investment banking experience. He is currently a partner of The Special Equities Group, a division of Dawson James Securities, Inc., a full-service investment bank specializing in healthcare, biotechnology, technology, and clean-tech sectors. Mr. Schechter is one of the founding partners of The Special Equities Opportunity Fund, a long-only fund that makes direct investments in micro-cap companies. He currently serves on the board of directors of Synaptogenix, Inc., a clinical-stage biopharmaceutical company. Mr. Schechter earned his A.B. in Public Policy/Political Science from Duke University and his J.D. from Fordham University School of Law.

Joshua N. Silverman is currently the Co-Founder and Managing Member of Parkfield Funding LLC and is a former Principal and Managing Partner of Iroquois Capital Management, LLC. Mr. Silverman served as Co-Chief Investment Officer of Iroquois from 2003 until July 2016. From 2000 to 2003, Mr. Silverman served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a Director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as Assistant Press Secretary to The President of The United States. Mr. Silverman currently serves on the boards of directors of Ayro Inc., MYMD Pharmaceuticals, Inc., Petros Pharmaceuticals, Inc. and Synaptogenix, Inc. Mr. Silverman received his B.A. from Lehigh University.

Jack E. Stover is an experienced CEO, public company director, and investor with extensive knowledge of corporate governance, capital markets strategies and strategic transactions. He is currently CEO of NorthView Acquisition Corp. and has served as CEO and director of multiple life science companies, including Onconova Therapeutics, Interpace Biosciences, and Antares Pharma, Inc. Mr. Stover was formerly a partner with PricewaterhouseCoopers (then Coopers and Lybrand), working in the bioscience industry division in New Jersey. Mr. Stover received his B.A. in Accounting from Lehigh University.

About PharmaCyte Biotech

PharmaCyte Biotech, Inc. is a biotechnology company developing cellular therapies for cancer, diabetes, and malignant ascites based upon a proprietary cellulose-based live-cell encapsulation technology known as “Cell-in-a-Box®.” This technology is being used as a platform upon which therapies for several types of cancer, diabetes and malignant ascites are being developed.

PharmaCyte’s therapy for cancer involves encapsulating genetically engineered human cells that convert an inactive chemotherapy drug into its active or “cancer-killing” form. For pancreatic cancer, these encapsulated cells are implanted in the blood supply to the patient’s tumor as close as possible to the site of the tumor. Once implanted, a chemotherapy drug that is normally activated in the liver (ifosfamide) is given intravenously at one-third the normal dose. The ifosfamide is carried by the circulatory system to where the encapsulated cells have been implanted. When the ifosfamide flows through pores in the capsules, the live cells inside act as a “bio-artificial liver” and activate the chemotherapy drug at the site of the cancer. This “targeted chemotherapy” has proven effective and safe to use in past clinical trials and we believe results in little to no treatment related side effects.

PharmaCyte’s candidate therapy for Type 1 diabetes and insulin-dependent Type 2 diabetes involves encapsulating a human cell line that has been genetically engineered to produce and release insulin in response to the levels of blood sugar in the human body. The encapsulation of the cell line will be done using the Cell-in-a-Box® technology. Once the encapsulated cells are implanted in a diabetic patient, we anticipate that they will function as a “bio-artificial pancreas” for purposes of insulin production.

PharmaCyte’s therapy for malignant ascites involves using the same encapsulated cells PharmaCyte employs for pancreatic cancer but placing the encapsulated cells in the peritoneal cavity of a patient and administering ifosfamide intravenously.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that express the current beliefs and expectations of PharmaCyte’s management and Board of Directors. Any statements contained in this press release which do not describe historical facts are forward-looking statements subject to risks and uncertainties that could cause actual results, performance and achievements to differ materially from those discussed in such forward-looking statements. Factors that could affect our actual results include our ability to satisfactorily address the issues raised by the FDA in order to have the clinical hold on our IND removed, as well as such other factors that are included in the periodic reports on Form 10-K and Form 10-Q that we file with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, except as otherwise required by law, whether as a result of new information, future events or otherwise.

More information about PharmaCyte Biotech can be found at https://www.PharmaCyte.com.

Information may also be obtained by contacting PharmaCyte's Investor Relations Department.

Investor Relations:

PharmaCyte Biotech, Inc.

Telephone: 917.595.2856

Email: InvestorRelations@PharmaCyte.com

Attn: Dr. Gerald W. Crabtree